FORM 6-K



                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934



For the month of    April                                          2003
                    ---------------------------------        --------------


                               CryptoLogic Inc.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


                         1867 Yonge Street, 7th Floor
                           Toronto, Ontario, Canada
                                    M4S 1Y5
-------------------------------------------------------------------------------
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                  Form 20-F     X          Form 40-F
                            -----------             ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes                             No       X
                 --------------                 -----------------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                DOCUMENT INDEX



Document                                                              Page No.

   1.     Notice of Annual Meeting of Shareholders And Management        4
          Information Circular.
   2.     Letter to Non-Registered Shareholders "Re:                    22
          New Electronic Access to Shareholder Materials
          and Voting"
   3.     Letter to Registered Shareholders "Re: New                    25
          Electronic Access to Shareholder Materials and
          Voting"
   4.     President & CEO Letter to Shareholders                        27
   5.     Proxy for Annual Meeting of the Shareholders of               29
          CryptoLogic Inc. to be held on May 1, 2003
   6.     Certificate pertaining to the Supplemental                    32
          Mailing List to Registered and Beneficial
          Shareholders

                                                                    Document 1

                        ANNUAL MEETING OF SHAREHOLDERS


                                      OF


                               CRYPTOLOGIC INC.


                           TO BE HELD ON MAY 1, 2003







                                   NOTICE OF
                        ANNUAL MEETING OF SHAREHOLDERS
                      AND MANAGEMENT INFORMATION CIRCULAR





                                 April 4, 2003

                               CRYPTOLOGIC INC.

                         7th Floor, 1867 Yonge Street
                           Toronto, Ontario, Canada
                                    M4S 1Y5


                   NOTICE OF ANNUAL MEETING OF SHAREHOLDERS


NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of CryptoLogic Inc. ("CryptoLogic" or the "Company") will be held in Room 203, Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, Canada, on May 1, 2003 at 4:30 p.m., Eastern time, for the following purposes:

1. To receive and consider the financial statements of the Company for the fiscal year ended December 31, 2002, together with the auditor's report thereon.

2.         To elect the directors of the Company.

3. To appoint the auditors of the Company and authorize the directors to fix their remuneration.

4. To transact such other business as may properly come before the meeting or any adjournment thereof.


Dated at Toronto, Ontario, Canada on April 4, 2003


By the order of the Board of Directors


/s/ Robert Stikeman
---------------------------
Robert Stikeman
Secretary

If you are not able to be present at the meeting, please exercise your right to vote by signing and returning the enclosed form of proxy, in the enclosed postage-paid envelope to Equity Transfer Services Inc., 420 - 120 Adelaide Street West, Toronto, Ontario, Canada, M5H 4C3, prior to the close of the last business day prior to the meeting, or, if the meeting is adjourned, forty-eight hours (excluding Saturdays, Sundays and holidays) before any adjourned meeting, or be presented to the Chairman of the Meeting on the day of the Meeting prior to the commencement thereof. If you are able to attend the Meeting, sending your proxy will not prevent you from voting at the Meeting.

                             INFORMATION CIRCULAR

             (as at April 4, 2003, except as otherwise indicated)


TABLE OF CONTENTS

Notice of Annual Meeting of Shareholders

INFORMATION CIRCULAR

Solicitation of Proxies....................................................1
Appointment and Revocation of Proxies......................................1
Non-Registered Shareholders................................................2
Voting of Proxies..........................................................3
Voting Securities and Principal Holders of Voting Securities...............3
Financial Statements.......................................................4
Election of Directors......................................................4
New Director Nominees......................................................5
Re-Appointment of Auditors.................................................5
Statement of Corporate Governance Practices................................6
Mandate of the Board of Directors..........................................6
Shareholder Communications.................................................7
Expectations of Executive Officers.........................................7
Compensation of Directors..................................................7
Composition of the Board...................................................7
Board Approvals and Structure..............................................8
Board Committees - Size and Compensation...................................8
Directors' and Officers' Liability Insurance..............................10
Executive Compensation....................................................10
Long Term Incentive Plans.................................................11
Stock Options Exercised and Held..........................................11
Performance Graph.........................................................12
Employment Contracts with Named Executive Officers........................12
Indebtedness of Directors and Senior Officers.............................13
Interests of Insiders in Material Transactions............................13
Auditors, Registrars and Transfer Agents..................................13
Normal Course Issuer Bid..................................................13
Substantial Issuer Bid....................................................13
Legal Proceedings.........................................................14
Directors' Approval.......................................................14

CRYPTOLOGIC LOGO OMITTED





                        MANAGEMENT INFORMATION CIRCULAR


                     AND GENERAL PROXY INFORMATION for the


                      2003 ANNUAL MEETING OF SHAREHOLDERS


                               CRYPTOLOGIC INC.

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF CRYPTOLOGIC INC. ("CryptoLogic" or the "Company"), of proxies to be used at the Annual Shareholders' Meeting of CryptoLogic to be held on Thursday, May 1, 2003, in Room 203, Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, Canada, at 4:30 p.m. (Eastern time) and at all postponements or adjournments thereof, for the purposes set forth in the attached Notice of Annual Meeting of Shareholders of CryptoLogic Inc.

Solicitation of Proxies

The solicitation of proxies by this circular is being made in respect of matters to be considered by shareholders of the Company by or on behalf of the management of the Company.

The solicitation of proxies for the CryptoLogic meeting will be made primarily by mail, but proxies may also be solicited personally or by telephone on behalf of the Company. The total cost in respect of the solicitation of proxies for the applicable meeting, including the legal, printing and other costs associated with the preparation of this Management Information Circular will be borne by the Corporation. The information contained herein is given as at April 4, 2003, except where otherwise noted.

Appointment and Revocation of Proxies

Together with this Management Information Circular, the shareholders of the Company will also be sent a form of proxy ("Form of Proxy"). The persons named in such proxy are directors and officers of the Company. A shareholder who wishes to appoint some other person to represent him at the meeting may do so by inserting such person's name in the blank space provided in the Form of Proxy. Such other person need not be a shareholder of the Company.

To be valid, proxies given by shareholders of the Company must be deposited at the offices of Equity Transfer Services Inc., 420 - 120 Adelaide Street West, Toronto, Ontario, Canada, M5H 4C3, prior to the close of the last business day prior to the meeting, or, if the meeting is adjourned, forty-eight hours (excluding Saturdays, Sundays and holidays) before any adjourned meeting or be presented to the Chairman of the Meeting on the day of the Meeting prior to the commencement thereof. .

Pursuant to Section 110(4) of the Ontario Business Corporations Act, a shareholder who has given a proxy may revoke the proxy: (a) by completing and signing a proxy bearing a later date and depositing it as aforesaid; (b) by depositing an instrument in writing executed by him or by his attorney authorized in writing: (i) at the registered office of the Company at any time up to and including the last business day preceding the day of the applicable meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the chairman of the applicable meeting prior to the commencement of such meeting on the day of such meeting or any adjournment thereof; or (c) in any other manner permitted by law.

Non-Registered Shareholders

Pursuant to the requirements of the Canadian Securities Administrators, under National Instrument 54-101, the Company has distributed copies of the Notice of Meeting, this Management Information Circular and the Form of Proxy to the clearing agencies and intermediaries for distribution to non-registered shareholders of the Company who have not waived their right to receive such materials. Non-registered shareholders may be forwarded a proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of the common shares they beneficially own. A voting instruction form is normally mailed to non-registered shareholders by their broker.

Should a non-registered shareholder who receives either a Form of Proxy or a voting instruction form from their broker or an intermediary wish to attend and vote at the meeting in person (or have another person attend and vote on his/her behalf), the non-registered shareholder should strike out the names of the persons named in the proxy and insert his/her own, or another person's name in the blank space provided; or, in the case of a voting instruction form, follow the appropriate instructions on the form. In either case, non-registered shareholders should carefully follow the instructions provided by the intermediaries or their broker.

Please carefully check the contents of the package of shareholder materials you have received. Shareholders should note that if you have received a voting instruction form from your broker or an intermediary, it is not a valid Form of Proxy and cannot substitute for a Form of Proxy at the Meeting. The Scrutineer of the Meeting cannot count the votes of a non-registered shareholder wishing to vote in person or by proxy at the Meeting unless such shareholder holds a valid Form of Proxy from the Intermediary. Please contact your broker or Equity Transfer Services Inc. immediately should you have any questions or require instructions on the use of the voting instruction form and how to obtain a valid Form of Proxy from your broker.

Voting of Proxies

The management representative designated in the Form of Proxy will vote, or withhold from voting, the shares in respect of which he is appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy.

The enclosed Form of Proxy confers discretionary authority upon the management's representatives designated therein with respect to amendments to or variations of matters identified in the applicable Notice of Meeting and with respect to other matters which may properly come before the applicable meeting. At the date of this Management Information Circular, the management of the Company is not aware of any such amendments, variations or other matters.

Proxies received by management will be voted at the meeting of the Company, or any adjournment thereof as specified therein by the person giving the proxy. TO THE EXTENT NO CHOICE IS SPECIFIED, THE PROXY WILL BE VOTED FOR MANAGEMENT'S PROPOSALS AS STATED UNDER THE HEADINGS RELATING TO THESE MATTERS IN THIS MANAGEMENT INFORMATION CIRCULAR. ALL PROXIES SUBMITTED, REGARDLESS OF HOW VOTED, WILL BE INCLUDED FOR PURPOSES OF DETERMINING WHETHER A QUORUM IS PRESENT FOR THE MEETING. The Board of Directors has approved management's proposals. A quorum is required in order for the meeting to be properly constituted. One-quarter of the total outstanding common shares of the Company must be present in person or represented by proxy at the meeting in order to form a quorum.

Voting Securities and Principal Holders of Voting Securities

The authorized capital of the Company consists of an unlimited number of common shares ("Common Shares"). As of the date of this Management Information Circular the issued and outstanding capital consists of 12,205,868 Common Shares.

Holders of Common Shares are entitled to dividends as and when declared by the Board of Directors, and are entitled to notice of, and to one vote per Common Share at, any meeting of the shareholders of the Company.

Each holder of a Common Share of the Company at the close of business on March 31, 2003, will be entitled to one vote for each Common Share held, as applicable, on all matters proposed to come or that come before the meeting, except to the extent such shareholder has transferred any such shares after the record date and the transferee of such shares establishes ownership thereof and makes a written demand, not later than ten days before the date of the meeting, to be included in the list of shareholders entitled to vote at the meeting, in which case the transferee will be entitled to vote such shares.

To the knowledge of the directors and officers of the Company, no person beneficially owns or exercises control or direction over shares carrying more than 10% of the votes attached to the issued and outstanding Common Shares except Mr. Andrew Rivkin, who directs control over 1,775,000 Common Shares, representing 14.5% of the outstanding Common Shares of the Company.

Financial Statements

The financial statements of the Company for the year ended December 31, 2002, and the Auditors' Report thereon enclosed with this Management Information Circular will be placed before the shareholders at the Annual Meeting for their consideration.

Under National Instrument 54-101, adopted by the Canadian Securities Administrators, a person or Corporation that in the future wishes to receive interim financial statements from the Company must deliver a written request for such material to the Company, together with a signed statement that the person or Corporation is the owner of securities (other than debt instruments) of the Company. Shareholders who wish to receive interim financial statements are encouraged to send the enclosed notice to the Company or its Transfer Agent.


                      OUTLINE OF MATTERS TO BE ACTED UPON
                      -----------------------------------

Election of Directors

The number of directors has been fixed at five. The table sets out the names of the nominees of the directors of the Company who will, subject to the by-laws of the Company and governing legislation, serve until the next annual meeting of shareholders, or until their successors are duly elected or appointed.

===========================================================================================================================
                                                                                           Common
                                                                                           Shares           No. of
                                                                                           Owned            Options
Name                               Position with Company/                                  as at            Held as at
Municipality of Residence          Present and Principal Occupation  Director Since        April 4, 2003    April 4, 2003
---------------------------------------------------------------------------------------------------------------------------

Lorne Abony                        CEO and Co-founder,               May 1, 2003                 Nil               Nil
London, England                    Columbia Exchange Systems Ltd.
                                   (technology company)

---------------------------------------------------------------------------------------------------------------------------

Stephen H. Freedhoff, CA, CFP      Consultant to a national          May 1, 2003                 Nil               Nil
Toronto, Ontario                   accounting firm.

---------------------------------------------------------------------------------------------------------------------------

Edward L. Greenspan, Q.C.          Lawyer & Partner, Greenspan and   May 1, 2003                 Nil               Nil
Toronto, Ontario                   White
                                   (law firm)

---------------------------------------------------------------------------------------------------------------------------

Lewis N. Rose, CA                  President and CEO, CryptoLogic    May 1, 2003                10,000           445,000
Toronto, Ontario                   Inc.

---------------------------------------------------------------------------------------------------------------------------

Robert H. Stikeman(1)(2)(3)        Vice-Chairman and Secretary,      May 30, 2002                5,000            95,000
Toronto, Ontario                   CryptoLogic Inc.

                                   Lawyer & Partner,
                                   Stikeman, Graham, Keeley &
                                   Spiegel LLP (law firm)

---------------------------------------------------------------------------------------------------------------------------

(1)   Member of the Corporate Governance & Compliance Committee
(2)   Member of the Nominating Committee.
(3)   Director of the Company since May 30, 2002.

New Director Nominees

Lorne Abony is Chief Executive Officer and co-founder of Columbia Exchange Systems Ltd since July 2002. Prior thereto Mr. Abony was a venture partner at Elucid Technology Ventures, a private equity and venture capital firm based in New York City. Prior to Elucid, Mr. Abony was the founder and President of Petopia, an online pet food and supply destination that in under two years raised in excess of $100 million, acquired over 600,000 customers and grew to U.S.$20 million in revenue. After filing its shares for listing on NASDAQ, Petopia was sold to Petco in November 2000. Mr. Abony is a member of the Law Society of Upper Canada and formerly practiced corporate and securities law at a large Toronto law firm.

Stephen H. Freedhoff, CA, CFP has been a consultant to a national accounting firm since July 1999. Previously he was a partner with a national accounting firm.

Edward L. Greenspan , Q.C., L.L.D., D.C.L., is the senior partner of the Toronto law firm of Greenspan, White. He has been practicing in Toronto since 1970 and received his Queen's Counsel in 1982. He taught law at the University of Toronto Law School for approximately twenty-eight years. In 1999, he received an honourary doctorate from the Law Society of Upper Canada, and in 2002 he received an honourary doctorate of civil law from the University of Windsor. He has been involved in some of the most high profile cases in Canada.

Lewis N. Rose, CA was appointed interim President and Chief Executive Officer on July 15, 2002, and was appointed President and Chief Executive Officer on March 7, 2003. From 2000 to July, 2002, he was CEO of E-TV Interactive Technologies Inc., a private interactive technology company. From September 1998 to 2000 he was President and a Director of Alliance Atlantis Communications Inc., one of the largest publicly traded television and film entertainment companies in Canada, and President and a Director of its predecessor, Atlantis Communications Inc., from September, 1997 to September, 1998. Mr. Rose was previously Chief Financial Officer and a Director of Maple Leaf Foods Inc., the largest publicly traded food-processing company in Canada, and President of Maple Leaf's Grocery Products Division.


                          RE-APPOINTMENT OF AUDITORS

It is proposed that KPMG LLP, chartered accountants, of Toronto, Ontario be re-appointed as the Company's auditors and that the directors fix their remuneration.

                    INFORMATION CONCERNING THE CORPORATION
                    --------------------------------------

                  STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange ("TSX") requires each listed company to disclose its approach to corporate governance, with reference to a series of corporate governance guidelines that the TSX adopted in 1995 (the "Guidelines"). These Guidelines are set out in Section 474 of the TSX Company Manual.

Mandate of the Board of Directors

The Board of Directors has plenary power from the shareholders to manage, or supervise the management of the business and affairs of the Company. The board adopted a governance policy on July 22, 1998. Generally the board meets a minimum of four times each year. In addition, it meets more often when non-routine matters requiring its approval are raised. It met thirteen times during the calendar year 2002.

Specifically, the board is responsible for the following:

1.    Regular review and approval of general business strategy and direction.
2.    Annual review and approval of business plans.
3.    Annual and quarterly review and approval of financial statements.
4.    Regular review of senior management's performance.
5.    Regular review of corporate governance practices.
6.    Regular review of compensation plans and their application.
7.    Specific approval to changes to corporate by-laws.
8.    Approval of the issuance of securities.
9.    Declaration of dividends.
10.   Purchase or redemption of shares.
11.   Review of the stock option plan and administration of same.
12. Annual disclosure of the composition of the board, specifically the number of unrelated and related directors.

The board is also responsible to ensure that the following are in place and operating effectively:

1.    A strategic and operational planning process.
2.    A risk identification, management and compliance process.
3. A management development and successor planning process including appointing, training and monitoring senior management.
4.    A corporate communication policy and full disclosure practices.
5. Annual review of internal controls and systems contracts, management organization and management information systems.

It is expected that members of the Board of Directors of CryptoLogic will:

1.    Act in the best interests of the Company to maximize shareholder value.
2. Actively promote business opportunities and business relationships to the benefit of the Company
3. Carry out their duties proactively as directors to assist management with corporate governance and management concerns.
4. Devote sufficient time to stay current on the Company's plans and activities in order to knowledgeably contribute to its development.
5. Avoid conflicts of interest and personal or business dealings with the Company for their own accounts or any business with which they are associated.

Shareholder Communications

The board has generally delegated the communications policy to senior management of the Company. The President, Chief Financial Officer and Director of Communications generally handle shareholder communications.

Expectations of Executive Officers

Through its regular contact with the executive management team, the board is involved in monitoring and assessing the executive officers, most of whom participate in presentations to the board at its meetings.

Compensation of Directors

The Company pays each non-management director an annual fee of Cdn$7,500 and a fee of Cdn$750 for each directors' or committee meeting attended. Management officers who are also directors do not receive any directors' fees.

During the year ended December 31, 2002, the Company paid non-management directors the following:

1. Aggregate annual fees of Cdn$29,375, either directly or to certain companies controlled by the said directors.

2.    Aggregate per-meeting fees of Cdn$63,000.

For the year ended December 31, 2002, the Company also paid an aggregate fee of Cdn$60,000 to the Chairman of the Board.

In addition, the directors are eligible to receive stock options under the Company's stock option plan. See "Executive Compensation" below

Composition of the Board

Of the five proposed directors, three are "unrelated directors" within the meaning of the Guidelines. In the Guidelines, an "unrelated director" is a director who is free from any interest and any business or other relationship, which could, or could reasonably be perceived to, materially interfere with that director's ability to act with a view to the best interests of the Company, other than an interest arising from shareholding. In considering their qualifications as unrelated directors, the board took into account certain relationships the directors have, or have had, with the Company.

Lewis Rose will be a "related director", within the meaning of the Guidelines, by virtue of his office.

Robert Stikeman is a partner in a law firm that provides advice to the Company and reports to the board; not to management. While the board does not believe his relationship with the Company should reasonably be perceived to materially interfere with his ability to act in the best interest of the Company, under the Guidelines, he is considered a "related director", as he has a business relationship with the board as a paid advisor.

The Company has no "significant shareholders", which the Guidelines define as shareholders with the ability to exercise a majority of votes for the election of directors.

Board Approvals and Structure

The board responds to and, if it considers appropriate, approves with such revisions as it may require, corporate objectives and recommended courses of action that have been brought forward by management. The board retains plenary power for those functions it has not specifically delegated to management. In addition to maintaining the powers it must retain by statute, significant business activities, actions and communications that the Company proposes to take or submit are subject to board approval.

Annual capital and operating budgets and significant changes thereto; the Annual Information Form; annual and quarterly financial statements; this Management Information Circular; major changes in the organizational structure of the Company; major acquisition and disposition transactions involving the repurchase of shares under normal course and substantial issuer bids; major financing transactions including the issuance of shares, debt securities and the like; major banking relationships; dividends; appointments of officers; stock option plans; and, the issuance of stock options are all subject to board approval.

Board Committees - Size and Compensation

There are four board committees. During fiscal 2002 the committees consisted of the following:

1. Audit Committee comprised of three members, all of whom were unrelated directors.

      The Audit Committee has direct communication channels with internal personnel responsible for financial-statement preparation and with the Company's external auditors. The Audit Committee monitors audit functions and the preparation of financial statements, and meets with external auditors independent of management. Additional responsibilities include the review of any auditors' reports to management, the review of internal controls and the review of transactions between officers and the Company. The Audit Committee met quarterly in 2002.

2. Corporate Governance and Compliance Committee comprised of four members, three of whom were unrelated directors.

      The Corporate Governance Committee reviews the Company's corporate governance practices and recommends changes to the board, taking into account, among other things, the TSX's Guidelines. The Corporate Governance Committee is also responsible for assessing the effectiveness of the board as a whole and its committees.

      The Compliance Committee reviews the Company's compliance practices relating to the license and certification of its gaming software in regulated jurisdictions. The Compliance Committee also assesses global legislative developments as they may affect the Company's business around the world.

3. Compensation Committee comprised of three members, all of whom were unrelated directors.

      The Compensation Committee establishes salary ranges and long-term share-based incentives for the positions held by executive officers following an annual review of the responsibilities of the officer, the officer's performance, experience and years of service and the salary levels for similar positions in comparable companies, as well as reviewing management's recommendations on stock option grants to employees. The Compensation Committee meets as required to make recommendations to the Board of Directors.

4. Nominating Committee comprised of four members, three of whom were unrelated directors.

      The Nominating Committee recommends the appointment of new directors to the Company's board, following interviews with candidates. The Nominating Committee also assesses the effectiveness of the board as a whole, its committees, and the contribution of individual directors.

The Company has a formal process of orientation and education for new members of the board. When relevant, this process is supplemented informally by members of the board.

The board has developed a position description for the Chief Executive Officer. As it has plenary power, any responsibility that is not delegated to management or a board committee remains with the board.

The board has not adopted a formal system that would enable an individual director to engage an outside advisor at the expense of the Company in appropriate circumstances; however, the chairmen of the Audit Committee and the Corporate Governance and Compliance Committee have been authorized to retain advice in matters relating to the affairs of the Audit Committee or the Corporate Governance and Compliance Committee as the case may be.

Directors' and Officers' Liability Insurance

The Company has purchased directors' and officers' liability insurance, no part of which is payable by the directors or officers of the Company. The aggregate premium of US$450,000 represents insurance coverage from April 20, 2002 to April 20, 2003 for any liabilities due to future acts limited to US$10,000,000 per policy year. There is a deductible provision of up to US$100,000 for any claim the Company makes, but no such provision for claims any director or officer makes.


                            EXECUTIVE COMPENSATION

As at December 31, 2002, the Company had two officers. The aggregate cash compensation earned by the Named Executive Officers during the year ended December 31, 2002, including those officers no longer with the Company, was Cdn$1,721,726.

The following table presented in accordance with the regulations of the Securities Act (Ontario), sets forth all compensation paid in respect of the Chief Executive Officer and those executive officers who received in excess of Cdn$100,000 per year in salary and bonus ("Named Executive Officers").

                          SUMMARY COMPENSATION TABLE
                             (in Canadian Dollars)


============================================================================= ===================================================
                                          Annual Compensation                    Long-Term Compensation           |
                                                                                       Awards                     |
                                                                                                                  |
                                                                                                                  |
                                                                                                                  |
------------------------------------------------------------------------------------------------------------------|--------------
                                                                                                                  |
                                                                           Securities                             |
                                                                 Other       Under        Restricted              |
                                                                Annual      Options/       Shares or              |     All
Name and Principal                                              Compen-      SARs         Restricted       LTIP   |    Other
Position                      Year     Salary       Bonus       sation      Granted       Share Units    Pay-outs |Compensation
                                         ($)         ($)          ($)        (#)            ($)            ($)    |     ($)
------------------------------------------------------------------------------------------------------------------|--------------
Lewis Rose (1)                2002     132,794     150,000       6,000      320,000           Nil          Nil    |      Nil
Interim President and CEO                                                                                         |
                                                                                                                  |
James Ryan (2)                2002     202,427     90,000        9,067      85,000            Nil          Nil    |      Nil
CFO                                                                                                               |
                                                                                                                  |
Jean Noelting (3)             2002     202,166        -          6,000         -              Nil          Nil    |    510,000
President & CEO               2001     360,577     216,200       12,000     600,000           Nil          Nil    |      Nil
                                                                                                                  |
                                                                                                                  |
David Outhwaite (4)           2002     171,205        -          4,200         -              Nil          Nil    |      Nil
Vice-President & COO          2001     233,077     62,500        7,200      30,000            Nil          Nil    |      Nil
                              2000     147,483      5,000          -        50,000            Nil          Nil    |      Nil
                                                                                                                  |
Anatoly Plotkin (5)           2002     205,367        -            -        15,000            Nil          Nil    |     50,000
Executive Vice-President      2001     183,077     10,000         ---         --              Nil          Nil    |      Nil
                              2000     145,078       --                     75,000            Nil          Nil    |      Nil
----------------------------------------------------------------------------------------------------------------------------------

Notes:

(1) Lewis Rose was appointed Interim President and CEO of the Company on July 15, 2002 and assumed the role of President and CEO on March 7, 2003.

(2) James Ryan was appointed the Chief Financial Officer of the Company on January 22, 2002. He received a signing bonus of $25,000, and for 2002 he was awarded a cash bonus of $32,500 and a stock bonus of $32,500 in common shares.

(3) Jean Noelting resigned as President and CEO on July 12, 2002. Other compensation included payment of $510,000 upon his resignation and retention of 250,000 share purchase options until expiry on January 12, 2004.

(4)   David Outhwaite resigned as Vice-President and COO on August 2, 2002

(5) Anatoly Plotkin resigned as Executive Vice-President on November 7, 2002. Other compensation included a payment of $50,000 upon his resignation.


                           LONG TERM INCENTIVE PLANS

There were no such plans awarded in the last completed fiscal year. The Company has no outstanding stock appreciation rights.

       Options Granted During The Most Recently Completed Financial Year
              Ended December 31, 2002 to Named Executive Officers


==========================================================================================================================

                        Securities      % of Total Options                       Market Value of Securities
                           Under       Granted to Employees                        Underlying Options on
                          Options               in             Exercise Price        the Date of Grant        Expiration
        Name            Granted (#)       Financial Year      (Cdn.$/Security)        (Cdn.$/Security)           Date
--------------------------------------------------------------------------------------------------------------------------
Lewis Rose                320,000              43%                 $8.59                   $8.59               7/22/07

James Ryan                60,000                8%                 $26.09                  $26.09               1/4/07

James Ryan                25,000                3%                 $8.16                   $8.16               8/13/07

Anatoly Plotkin           15,000                2%                 $8.16                   $8.16               8/13/07
==========================================================================================================================

                       STOCK OPTIONS EXERCISED AND HELD

The following information concerns each exercise of options during the most recently completed financial year ended December 31, 2002 by the Corporation's Named Executive Officers, and the financial year end value of unexercised options held, on an aggregate basis.

 Aggregated Option Exercises During the Most Recently Completed Financial Year
                     and Financial Year-End Option Values


=============================================================================================================================
                          Securities        Aggregate                                               Value of in the Money
                         Acquired on          Value                                                    Options at Year
                           Exercise         Realized           Options at Year End                        End(1)
Name                         (#)              ($)                    (#)                                  Cdn. $
-----------------------------------------------------------------------------------------------------------------------------
                                                          Exercisable        Unexercisable       Exercisable   Unexercisable
-----------------------------------------------------------------------------------------------------------------------------
Lewis Rose                   Nil               Nil          80,000              240,000              Nil            Nil

James Ryan                   Nil               Nil            Nil                85,000              Nil            Nil

Jean Noelting                Nil               Nil          250,000               Nil                Nil            Nil

David Outhwaite              Nil               Nil            Nil                 Nil                Nil            Nil

Anatoly Plotkin              Nil               Nil          75,000               15,000              Nil            Nil
=============================================================================================================================

Note:
(1)  Based on the closing price of the Common Shares on the Toronto Stock
     Exchange on December 31, 2002 of Cdn$7.50

                               PERFORMANCE GRAPH

The following graph compares the total cumulative shareholder return since December 31, 1996 for $100 invested in the Company's common shares on such date with the total cumulative return of the S&P/TSX Composite Index (formerly the TSE 300 Composite Index).


                               [OBJECT OMITTED]


The Company's closing prices as at December 31 (in Canadian Dollars):

1997                  $28.50
1998                  $12.30
1999                  $25.90
2000                  $14.25
2001                  $27.70
2002                  $7.50

Employment Contracts with Named Executive Officers

The following summarizes the material terms of the employment contracts into which the Company has entered with the Named Executive Officers.

All of the Named Executive Officers have entered into employment contracts with the Company that provide for an annual base salary and certain other compensation. The employment contracts further provide that the Named Executive Officers are eligible for participation in bonuses, subject to recommendations reviewed by the Corporate Governance and Compliance Committee and reviewed and approved by the Board of Directors.

Lewis Rose, the President and Chief Executive Officer of the Company entered into an employment agreement with the Company dated July 15, 2002, and amended March 7, 2003, to become President and Chief Executive Officer for an indefinite term, with an entitlement to twelve months' notice upon termination without cause and twenty-four months' notice in the event of a change of control of the Company.

Jim Ryan, the Chief Financial Officer of the Company, entered into an employment agreement with the Company on January 22, 2002, for an indefinite term with an entitlement to six months' notice upon termination without cause.


                 INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the current directors or officers of the Company is or has been indebted to it at any time during the most recently completed fiscal year ended December 31, 2002.


                INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Company has any interest, direct or indirect, in any material transactions involving it during the fiscal year ended December 31, 2002.


                   AUDITORS, REGISTRARS AND TRANSFER AGENTS

KPMG LLP, chartered accountants, of Toronto, Ontario, Canada, are the Company's auditors.

Equity Transfer Services Inc. of Toronto, Ontario, Canada, is the Company's transfer agent and registrar.


                           NORMAL COURSE ISSUER BID

In May 2002 the Company gave notice of its intent to issue a Normal Course Issuer Bid (the "Bid") for up to 5% of the outstanding Common Shares over a twelve-month period, commencing May 20, 2002 and ending May 19, 2003 in accordance with the rules of the Toronto Stock Exchange. The Company has repurchased and cancelled 110,000 Common Shares under the Bid. No Common Shares were repurchased and cancelled during the period January 1, 2003 to March 6, 2003.


                            SUBSTANTIAL ISSUER BID

On November 12, 2001, the Company made a Substantial Issuer Bid by way of an Issuer Bid Circular to purchase for cash up to 1,000,000 Common Shares under a "dutch auction" priced between Cdn$25.00 and Cdn$28.00 per Common Share, which expired on January 11, 2002. The Substantial Issuer Bid resulted in 3,692 Common Shares being purchased for cancellation on December 21, 2001 at a price of Cdn$28.00 per share and 1,001,242 Common Shares being purchased for cancellation on January 11, 2002 at a price of Cdn$28.00 per share.

                               LEGAL PROCEEDINGS

There are no legal proceedings involving CryptoLogic or its property that materially affect its business as at the date of this Management Information Circular.


                              DIRECTORS' APPROVAL

The directors of the Company have approved the contents and sending of this Management Information Circular, and it has been sent to the Company's directors, shareholders and auditors.

Toronto, Ontario, Canada
April 7, 2003


CRYPTOLOGIC INC.


/s/ Robert Stikeman
-----------------------
Robert Stikeman
Secretary

                                                                    Document 2

ON COMPANY LETTERHEAD

CRYPTOLOGIC LOGO OMITTED


April 4, 2003



Dear Shareholder:

Re:  New Electronic Access to Shareholder Materials and Voting

CryptoLogic's goal is to provide investors with efficient and effective access to shareholder communications. We are pleased to introduce electronic delivery of CryptoLogic's shareholder documents as well as enable you to vote online.

Shareholders will have electronic access to the following documents easily and quickly:

o    Annual report;

o    Supplemental information including quarterly reports;

o    Notice of shareholder meetings; and

o    Information circular and proxy related materials.

This initiative is meant to increase convenience for you, provide benefits to our environment, and reduce costs; however, electronic delivery may not be accessible or suitable for everyone. In this case, paper copies of CryptoLogic's documents will continue to be provided.

How to enroll for electronic access of documents
------------------------------------------------

If you prefer the electronic option, you must have an electronic mail (e-mail) account and Internet access.

Electronic Delivery:          To register for electronic access of future
                              shareholder materials, please go to
                              www.investordeliverycanada.com and follow the instructions. You will require the 12 character
                              Control Number displayed on the enclosed Voting
                              Instruction Form.

                              If you hold Cryptologic shares in multiple accounts, you will receive meeting packages and a corresponding Control Number for each account. You must register for each account. An e-mail confirmation of your election(s) for this option will be sent to your e-mail address.

                              You will be notified when company materials are made available online for your review. Please note that if your email fails, the materials will be delivered through regular mail.

Electronic Voting:            You will receive an e-mail notification on how
                              to access Cryptologic's documents when they become available, as well as a Control Number to enable you to vote your shares through the www.proxyvotecanada.com Internet website. The control number is also displayed on the Voting
                              Instruction Form if you received paper copies of documents.

                              Your enrollment for this option will remain in effect until you cancel it. You may cancel your enrollment at any time by accessing the www.investordeliverycanada.com website. Please record your Enrollment Number and PIN (personal identification number) in a secure place for future reference.

We hope that you will take advantage of this new online service. If you have any questions, please contact your broker.

                                                                    Document 3

ON COMPANY LETTERHEAD


CRYPTOLOGIC LOGO OMITTED


April 4, 2003



Dear Shareholder:

Re:  New Electronic Access to Shareholder Materials and Voting

CryptoLogic's goal is to provide investors with efficient and effective access to shareholder communications. We are pleased to introduce electronic delivery of CryptoLogic's shareholder documents as well as enable you to vote online.

Shareholders will have electronic access to the following documents easily and quickly:

o     Annual report;
o     Supplemental information including quarterly reports;
o     Notice of shareholder meetings; and
o     Information circular and proxy related materials.

This initiative is meant to increase convenience for you, provide benefits to our environment, and reduce costs; however, electronic delivery may not be accessible or suitable for everyone. In this case, paper copies of CryptoLogic's documents will continue to be provided.

How to enroll for electronic access of documents
------------------------------------------------

If you prefer the electronic option, you must have an electronic mail (e-mail) account and Internet access.

Electronic Delivery:          To register for electronic access of future
                              shareholder materials, please complete the enclosed Supplemental Mail List Form or go to www.equitytransfer.com, click `eDelivery' and follow the instructions.

                              You will be sent an email notification when company information is available online for your review. Please note that if your email fails, the materials will be delivered through regular mail.

Electronic Voting:            To vote online, please go to www.equityvote.com,
                              click n `eProxy' and follow voting instructions.
                              You will require your Voter ID Number displayed on the enclosed proxy form.


We hope that you will take advantage of this new online service. If you have any questions, please contact CryptoLogic's transfer agent, Equity Transfer at 416-361-0930 or by email at info@equitytransfer.com.

                                                                    Document 4

ON COMPANY LETTERHEAD


CRYPTOLOGIC LOGO OMITTED


April 4, 2003


Dear Shareholder:

On behalf of the Board of Directors, I am pleased to invite you to attend CryptoLogic's Annual General Meeting of Shareholders to be held of Thursday, May 1, 2003 at 4:30 p.m. (Eastern Time) at the Metro Toronto Convention Centre, Room 203, 255 Front Street West, Toronto, Ontario, Canada.

At the meeting, your Management will report on CryptoLogic's performance in 2002, and on our growth strategies that leverage our strengths as a global leader in the growing Internet gaming industry. We will also take this opportunity to demonstrate CryptoLogic's exciting suite of interactive games.

Please find enclosed the following:

1. Notice of Meeting;
2. Management Information Circular;
3. Proxy Form;
4. Supplemental Mailing List Request Form;
5. Enrolment for Electronic Delivery of Future Shareholder Documents; and
6. 2002 Annual Report.

Kindly return your proxy to ensure your vote is recorded.

We look forward to welcoming you to this year's Annual Meeting of Shareholders.

Yours sincerely,


/s/ Lewis Rose
-----------------------
Lewis Rose
President and CEO

                                                                    Document 5

                                     PROXY

                     Annual Meeting of the Shareholders of
                               CRYPTOLOGIC INC.
                           to be held on May 1, 2003

      THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF CRYPTOLOGIC INC.

The undersigned shareholder of CryptoLogic Inc. (the "Company"), hereby appoints ROBERT STIKEMAN, or failing him, LEWIS N. ROSE, or instead of either of them, ____________________________, as proxy with power of substitution, to attend and vote for the undersigned at the Annual Meeting of Shareholders of the Company to be held on May 1, 2003 at the Metro Toronto Convention Centre, Room 203, 255 Front Street West, Toronto, Ontario, Canada at the hour of 4:30 p.m. (Eastern Time), and at any adjournments thereof, to the same extent and with the same powers if the undersigned were personally present at the said meeting or any adjournments thereof, and without limiting the general authorization and power hereby given, the persons named above are specifically directed to vote as follows:

                       1. FOR |_| or WITHHOLD|_| for the election of the persons proposed as directors in the Management Information Circular until the next Annual Meeting of the shareholders or until their successors shall be elected and shall qualify.

                       2. FOR |_| or WITHHOLD |_| for the re-appointment of auditors: KPMG LLP and authorizing the directors to fix the auditor's remuneration.

                       3. FOR |_| or AGAINST |_| in his discretion, on such other issues as many properly come before the meeting.

                       TO BE VALID, THIS PROXY MUST BE SIGNED AND DEPOSITED WITH EQUITY TRANSFER SERVICES INC., 120 ADELAIDE STREET WEST, SUITE 420, TORONTO, ONTARIO, M5H 4C3, NOT LATER THAN THE CLOSE OF BUSINESS ON APRIL 30, 2003, OR, IF THE MEETING IS ADJOURNED, 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE ANY ADJOURNED MEETING.

                       This proxy revokes and supersedes all proxies of earlier date.

                       THIS PROXY MUST BE DATED.


                       DATED this ____ day of _______, 2003


                       ------------------------------------------------
                       Name of Shareholder (Please Print)


                       ------------------------------------------------
                       Signature of Shareholder


                       (SEE NOTES ON REVERSE)

                       NOTES:

                       (1) A shareholder has the right to appoint a person to represent him at the meeting other than the management representatives designated in this proxy. Such right may be exercised by inserting in the space provided the name of the other person the shareholder wishes to appoint. Such other person need not be a shareholder.

                       (2) If an individual, please sign exactly as your shares are registered.

                            If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed.

                            If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of a deceased or other shareholder, the shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his name printed below his signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

                       (3) Reference is made to the accompanying management information circular for further information regarding completion and use of this proxy and other information relating to the meeting.

                       (4) If a share is held by two or more persons, any one of them present or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy they shall vote together in respect of the share so held.

                       (5) If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed by management of the Corporation.

                                                                    Document 6

                               CRYPTOLOGIC INC.

        1867 YONGE STREET, 7TH FLOOR, TORONTO, ONTARIO, CANADA M4S 1Y5
 ----------------------------------------------------------------------------

April 4, 2003

                  To Registered and Beneficial Shareholders:

In accordance with National Instrument 54-101, shareholders may elect annually to have their names added to the issuer's Supplemental Mailing List. In order to receive interim financial statements, please complete the following and forward to the offices of:

                         EQUITY TRANSFER SERVICES INC
                      Suite 420, 120 Adelaide Street West
                       Toronto, Ontario, Canada, M5C 4C3

I HEREBY CERTIFY that I am a shareholder of the Company, and as such, request that you add me to your Supplemental Mailing List.


-------------------------------------------------------------------------------
NAME (PLEASE PRINT)


-------------------------------------------------------------------------------
ADDRESS


-------------------------------------------------------------------------------
CITY                     PROVINCE/STATE                        POSTAL/ZIP CODE


---------------------------                ------------------------------------
COUNTRY                                    E-MAIL*


                                           SIGNED:
                                                  -----------------------------
                                                  (Signature of Shareholder)

* If you wish to receive electronic notification of the availability and/or release of supplemental information, please read the attached consent and provide your e-mail address above. Alternatively, you may register at:

                            www.equitytransfer.com
                            ----------------------

Please ensure your mailing address is complete, in the event that electronic delivery fails, you may receive information by mail.

     THE CONSENT FORM MUST BE SIGNED TO RECEIVE INFORMATION ELECTRONICALLY

                                 CONSENT FORM

1. I acknowledge that access to both Internet Email and The World Wide Web is required in order to access documents electronically. I will receive by email notification of the availability of a document in electronic format. The notification email will not contain the actual document. The notification email will contain a web address (or hyperlink) where the document can be found. By entering this address into my web browser, I can view, download, and print the document from my computer.

2. I acknowledge documents distributed electronically will be distributed in Adobe's Portable Document Format (PDF). The Adobe Acrobat Reader software is required to view documents in PDF format. The Reader software is available free of charge from Adobe's web site at www.adobe.com. The Reader software must be correctly installed on my system before I will be able to view documents in PDF format.

3. I acknowledge that I may receive at no cost from the deliverer(s) a paper copy of any documents delivered electronically if I contact the deliverer by telephone (416-361-0152), by fax (416-361-0470), by email (info@equitytransfer.com) or regular mail (120 Adelaide Street West, Suite 420, Toronto, ON, Canada, M5H 4C3.

4. For the below named issuer(s) the documents will be maintained for a minimum of 6 months and a maximum of 12 months from the date of posting to the web site. Specific cancellation dates will be noted on the documents themselves.

5. I understand that I will be provided with a paper copy of any document intended to be delivered electronically, if electronic delivery fails.

6. I understand that my consent may be revoked or changed, including any change in electronic mail address to which documents are delivered, at any time by notifying the deliverer of such revised or revoked consent by telephone (416-361-0152), by fax (416-361-0470), by email
      (info@equitytransfer.com) or regular mail (120 Adelaide Street West, Suite 420, Toronto, ON, Canada, M5H 4C3.

7.    I understand that I am not required to consent to electronic delivery.

I have read and understand this "Consent to Electronic Delivery of Documents" form and consent to the electronic delivery of the documents listed above that the deliverer elects to deliver to me electronically, all in accordance with my instructions above.



                                            ----------------------------------
                                            SIGNATURE OF SHAREHOLDER






I am a REGISTERED SHAREHOLDER and I further consent to receiving other issuer information electronically by inserting my account code (as shown on the proxy under the barcode) here: _____________ - _______________ - __________________

                                  SIGNATURES


         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CryptoLogic Inc.
                                ----------------------------------------------
                                                (Registrant)

Date:   April 14, 2003          By:   /s/ James A. Ryan
        -----------------             ----------------------------------------
                                                (Signature)
                                      James A. Ryan
                                      Chief Financial Officer